Mail Stop 4561

March 15, 2006

Daniel S. Kim, Esq.
Crystal River Capital, Inc.
c/o Hyperion Capital Management, Inc.
One Liberty Plaza
165 Broadway, 36th Floor
New York, New York 10006

   Re: **Crystal River Capital, Inc.**
     Amendment No. 1 to Registration Statement on Form S-11
     Filed March 1, 2006
     File No. 333-130256

Dear Mr. Kim:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment no. 2. Since you have not specified uses for a significant portion of the offering proceeds, we continue to believe that your offering constitutes a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. For example, please include:

   • cover page summary risk factors;

- a summary risk factor relating to the offering not identifying specific uses of proceeds;

- prior performance tables or an analysis as to why you do not believe such information would be relevant to an investor; and

- a description of any contingent liabilities of the manager or its affiliates with respect to prior programs.

2. We note your response to comment no. 4, which has been referred to the Division of Investment Management for further review. We may have additional comments.

3. We note your response to comments no. 5 and no. 6. We further note that you believe the grants and re-grants should be viewed as offers or sales that were exempt from registration under Rule 701. Please note that Rule 701 is not available for affiliates of the issuer or for resales. Refer to Preliminary Note 4 to Rule 701. Please provide additional analysis as to the applicability of Rule 701 to the allocation of the shares by the manager. In addition, please confirm that the individuals identified in your response were the only individuals to receive allocations and that each such individual provides services to Crystal River Capital. Please also provide us the titles and responsibilities of these individuals.

4. We note your response to comment no. 8 and the revised disclosure on page 147. Please expand your disclosure to clarify, if true, that there are no limitations on any director, officer or affiliate with respect to (i) having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by you or in any transaction to which you are a party or have an interest or (ii) engaging for their own account in business activities of the types conducted or to be conducted by you.

Prospectus Summary, page 1

Our Company, page 1

5. We note that, as of September 30, 2005, you had outstanding obligations under repurchase agreements totally approximately $2.0 billion. Please expand your disclosure in your summary to state that you have no restrictions on the amount of leverage you may use.

Our Manager, page 8

6. We note your response to comment no. 19. Please note that we were unable to

locate the disclosure in the pages referenced that neither Crystal River nor Hyperion has any independent officers and what operating activities are conducted by Crystal River's officers and directors, including the director's approval rights with respect to Hyperion Crystal River's activities. Please advise or revise.

Hyperion Capital's Historical Performance, page 10

7.   We note your response to comment no. 23. Please advise us whether your subscription entitles you to access data and information already compiled by The Plan Sponsor Network or whether you engaged them to obtain the specific data and information on your behalf to be included in the prospectus. In addition, please advise us whether The Plan Sponsor Network merely compiles financial data and information or performs any subjective analysis with respect to this data.

Operating and Regulatory Structure, page 12

8.   We note your response to comment no. 15. Our comment inadvertently referred to "qualified REIT subsidiary," but was intended to refer to "taxable REIT subsidiary." Please address the comment as revised.

Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities, page 14

9.   We note your response to comment no. 26 and the revised disclosure that Hyperion Capital allocates investments to eligible accounts, including Crystal River, based on current demand according to the market value of the account. Please expand your disclosure to define what you mean by "current demand" and "market value" of the account. In addition, please state how many other clients of Hyperion Capital have similar investment strategies to you and will directly compete with you for investments.

Distribution Policy, page 16

10.   We note your response to comments no. 29 and no. 48. Please confirm that "working capital" does not include the offering proceeds of your private placement and that the source of the distributions was cash flow from operations.

Risk Factors, page 18

Risks Related to Our Business and Investment Strategy, page 18

Hyperion Crystal River manages our portfolio pursuant to very broad…, page 19

11.   We note your response to comment no. 35 and the revised disclosure that your
        directors periodically review your investment guidelines and your investment
        portfolio, other than any investments involving your affiliates or your sub-
        advisor's affiliates, which they are required to review. Please expand your
        disclosure to clarify whether your directors review and approve these investments
        with affiliates prior to your making such investments.

We may compete with existing and future investment vehicles…, page 22

12.   We note your response to comment no. 37 and the revised disclosure. Please
        expand your disclosure to identify the one investment vehicle sponsored by
        Brookfield and the one investment vehicle managed by Hyperion Capital that
        have a similar investment focus to you.

Risks Related to Our Investments, page 32

We may not be able to identify satisfactory alternative investments…, page 33

13.   We note your response to comment no. 44 and the revised disclosure. Please
        expand your disclosure to quantify the aggregate portion of your assets in RMBS
        investments, including non-agency RMBS.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 63

Investment Consolidation, page 66

14.   We read your response to comment 53. Please further explain to us the provisions
        in your transaction documents that provide additional discretion to the servicer
        and/or special servicer. In this regard, please list each provision and provide an
        example of how each of these provisions would be applied in practice.

Repurchase Agreements, page 72

15.   Please describe the nature and terms of your repurchase agreements whereby you
        finance the purchase of securities from a counterparty through a repurchase
        agreement with the same counterparty. In this regard, please also explain the

terms and conditions of the repurchasing obligation that you and the transferor are subject to. Finally, please further explain the uncertainties in your conclusion as to whether the securities purchased have been legally isolated from the transferor.

Expenses, page 78

16.   We note your response to comment no.58. Please describe any limits on the expenses you will have to reimburse to the Manager in the event Hyperion allocates expenses to the Manager. In particular, please discuss any contractual limitations on reimbursement or approvals of your board relating to amounts to be reimbursed. Please also disclose whether the manager may increase the amounts to be reimbursed in any quarter to reflect the election to forgo such reimbursements in a prior period.

Contractual Obligations and Commitments, page 80

17.   We note your response to comment no. 59 and the revised disclosure on page 81 that some of your master repurchase agreements contain negative covenants requiring you to maintain certain levels of net asset value, tangible net worth and available funds and comply with interest coverage ratios, leverage ratios and distribution limitations. Please expand your disclosure to quantify these levels of net asset value, tangible net worth and available funds. In addition, please quantify the interest coverage ratios, leverage ratios and distribution limitations.

Business, page 90

Investment Strategy, page 97

18.   We note your response to comment no. 66 and the revised disclosure. We continue to believe that you should quantify the portion of mezzanine and construction loans that you have originated to date, and we reissue that portion of the comment.

Hyperion Capital's Historical Performance, page 108

19.   Please include an introductory paragraph that explains the relationship between the historical performance presented and your current portfolio and business strategy.

20.   Please clarify that the data provided relates only to a small percentage of your manager's AUM. Please also clarify the meaning of "representative sample of accounts" in the last paragraph on page 108.

Our Financing Strategy, page 115

Our Hedging and Interest Rate Risk Management Strategy, page 118

21.   We note your response to comment no. 71 and the revised disclosure. Please expand your disclosure on page 120 to explain what you mean by an "inefficient hedge."

Principal Stockholders, page 150

22.   We note your response to comment no. 76. We continue to believe that you should identify the natural persons controlling the shares held by Third Avenue Management, LLC and Brascan Asset Management, Inc. Please revise accordingly.

Financial Statements, page F-1

23.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Part II. Information Not Required in Prospectus

Exhibit 5.1 Legal Opinion

24.   We note the statement on page 3 that: "This opinion is being furnished to you for your submission to the Commission as an exhibit to the Registration Statement and, accordingly, may not be relied upon by, quoted in any manner to, or delivered to any other person or entity (other than Paul, Hastings, Janofsky & Walker LLP, counsel to the Company, in connection with its opinion of even date herewith), without, in each instance, our prior written consent."   Please note that language that serves to limit or implies that the opinion is only for the benefit of the registrant is not acceptable. Investors must be able to rely on the opinion. Please revise accordingly.

Exhibit 8.1. Tax Opinion

25.   Please refer to page 1 and the references to the representations made by the company relating to the organization and actual and proposed operation of the company. Please revise to clarify that counsel has assumed only "factual" representations of the company or its management.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Josh Forgione at 202-551-3431 or Steve Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Michael L. Zuppone, Esq. *(via facsimile)*
       Paul, Hastings, Janofsky & Walker LLP